UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

YayYo, Inc.

Full Name of Registrant

Former Name if Applicable

433 N. Camden Drive, Suite 600

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90210

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the period ended December 31, 2019, could not be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen days of the date the original report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ramy El-Batrawi	310	926-2643
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the following changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report when issued: Revenue for the year ended December 31, 2019 was $6,914,910, an increase of $3,625,432 or 110.2% compared to revenue for the year ended December 31, 2018 of $3,289,478. Cost of revenues for the year ended December 31, 2019 were $4,673,870, an increase of $2,299,473 or 96.8% compared to cost of revenues for the year ended December 31, 2018 of $2,374,397. Total operating expenses for the year ended December 31, 2019 were $5,055,762, representing a decrease of $4,408,999 or 46.6% compared to the year ended December 31, 2018 of $9,464,761. Our net loss for the year ended December 31, 2019 was $3,930,221 (or $0.14 per share fully diluted), representing a decrease of $9,258,901 or 70.2% compared to the year ended December 31, 2018 of $13,189,122 (or $0.50 per share fully diluted).

The foregoing information is preliminary and unaudited and subject to change in the final Report.

YayYo, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2020	By	/s/ Ramy El-Batrawi
Ramy El-Batrawi Chief Executive Officer (Principal Executive Officer)